Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Confidential Submission of Draft Registration Statement on Form S-1 for Roblox Corporation

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation, a Delaware corporation (“Roblox”), we hereby confidentially submit Roblox’s Draft Registration Statement on Form S-1 for non-public review by the staff of the U.S. Securities and Exchange Commission.

Please note that in advance of submitting this Draft Registration Statement, Roblox submitted a letter on September 3, 2020 to the staff of the Office of the Chief Accountant and subsequently discussed the accounting treatment for certain revenue recognized for services provided to our developers under ASC 606 with the staff. Please note that because the revenue in question currently is immaterial to Roblox for the periods presented in the Draft Registration Statement, as described in its letter to the staff, Roblox did not include any related disclosure in the Draft Registration Statement.

Please direct all notices and communications with respect to this confidential submission via email to Mark Reinstra at mreinstra@roblox.com and to me at mcoke@wsgr.com.

Should you have any questions on this submission, please do not hesitate to contact me at (650) 565-3596.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

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